UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act Of 1934

(Amendment No. 2)*

JD.com, Inc.

(Name of Issuer)

Class A ordinary shares, par value US$0.00002 per share
(Title of Class Securities)

47215P106
(CUSIP Number)**

Tencent Holdings Limited
29/F Three Pacific Place

No. 1 Queen’s Road East, Wanchai, Hong Kong

Telephone: +852 3148 5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2019 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**This CUSIP number applies to the American Depositary Shares, each representing two Class A ordinary shares, par value $0.00002 per share. No CUSIP has been assigned to the ordinary shares.

CUSIP No. 47215P106

1.	NAME OF REPORTING PERSON HUANG RIVER INVESTMENT LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 525,192,715(1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 525,192,715(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 525,192,715(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.0% of total outstanding Ordinary Shares and 21.4% of total outstanding Class A Shares(2)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Includes 525,192,715 Class A ordinary shares, par value US$0.00002 per share (“Class A Shares”), held by Huang River Investment Limited (including 30,820,020 Class A Shares represented by 15,410,010 American depositary shares, each representing two Class A Shares (the “ADSs”), held by Huang River Investment Limited).

(2)	Calculation is based on 2,916,376,717 outstanding Ordinary Shares, comprising (i) 2,459,330,234 issued and outstanding Class A Shares (including 2,451,202,932 Class A Shares issued and outstanding as of March 31, 2019, as disclosed in Section 3.03 of the May 2019 Subscription Agreement (as defined below) and 8,127,302 Class A Shares issued to Huang River Investment Limited on May 10, 2019), and (ii) 457,046,483 Class B ordinary shares, par value US$0.00002 per share (“Class B Shares” and collectively with Class A Shares, the “Ordinary Shares”), issued and outstanding as of March 31, 2019, as disclosed in Section 3.03 of the May 2019 Subscription Agreement. Holders of Class A Shares are entitled to one vote per share, while holders of Class B Shares are entitled to twenty votes per share, when voting together as one class on all matters subject to shareholder vote. Based on the foregoing, the 525,192,715 Class A Shares beneficially owned by the Reporting Person represent 18.0% of the total outstanding Ordinary Shares, 21.4% of the total outstanding Class A Shares and 4.5% of the aggregate voting power of the total outstanding Ordinary Shares.

CUSIP No. 47215P106

1.	NAME OF REPORTING PERSON TENCENT HOLDINGS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 525,192,715(1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 525,192,715(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 525,192,715(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.0% of total outstanding Ordinary Shares and 21.4% of total outstanding Class A Shares (2)
14.	TYPE OF REPORTING PERSON (See Instructions) HC

(1)	Includes 525,192,715 Class A Shares held by Huang River Investment Limited, a wholly owned subsidiary of Tencent Holdings Limited, including 30,820,020 Class A Shares represented by 15,410,010 ADSs held by Huang River Investment Limited.

(2)	Calculation is based on 2,916,376,717 outstanding Ordinary Shares, comprising (i) 2,459,330,234 issued and outstanding Class A Shares (including 2,451,202,932 Class A Shares issued and outstanding as of March 31, 2019, as disclosed in Section 3.03 of the May 2019 Subscription Agreement (as defined below) and 8,127,302 Class A Shares issued to Huang River Investment Limited on May 10, 2019), and (ii) 457,046,483 Class B Shares issued and outstanding as of March 31, 2019, as disclosed in Section 3.03 of the May 2019 Subscription Agreement. Holders of Class A Shares are entitled to one vote per share, while holders of Class B Shares are entitled to twenty votes per share, when voting together as one class on all matters subject to shareholder vote. Based on the foregoing, the 525,192,715 Class A Shares beneficially owned by the Reporting Person represent 18.0% of the total outstanding Ordinary Shares, 21.4% of the total outstanding Class A Shares and 4.5% of the aggregate voting power of the total outstanding Ordinary Shares.

This Amendment No. 2 to statement on Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed on June 9, 2014, as amended by Amendment No. 1 filed on August 19, 2016 (as further amended by this Amendment No. 2, the “Statement”), and is being filed on behalf of Tencent Holdings Limited, a Cayman Islands company (“Tencent”), and Huang River Investment Limited, a British Virgin Islands company wholly owned by Tencent (“Huang River” and together with Tencent, the “Reporting Persons”) in respect of the Class A ordinary shares, par value US$0.00002 per share (the “Class A Shares”) of JD.com, Inc., a company with limited liability incorporated under the laws of the Cayman Islands (the “Issuer”). Unless otherwise stated herein, the Statement remains in full force and effect. All capitalized terms used in the Amendment No. 2 but not defined herein shall have the meanings ascribed to them in the Statement.

Item 1. Security and Issuer

The second paragraph of Item 1 of the Statement is hereby amended and restated in its entirety as follows:

The Issuer’s American depositary shares (the “ADSs”), each representing two Class A Shares, are listed on the NASDAQ Global Select Market under the symbol “JD.” The Reporting Persons beneficially own 525,192,715 Class A Shares (including 15,410,010 ADSs representing 30,820,020 Class A Shares).

Item 2. Identity and Background

Appendix A to the Statement is hereby amended and restated in its entirety by Appendix A attached hereto, which is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by inserting the following at the end thereof:

On May 10, 2019, Huang River entered into a Share Subscription Agreement with the Issuer (the “May 2019 Subscription Agreement”), pursuant to which the Issuer agreed to issue and Huang River agreed to purchase certain Class A Shares at three separate closings. At the first closing on May 10, 2019, the Issuer issued 8,127,302 Class A Shares to Huang River, at a consideration of US$116,840,000 payable in cash. At each of the second closing and the third closing, which will take place on May 27, 2020 and 2021 respectively unless otherwise agreed, the Issuer will issue to Huang River certain number of Class A Shares at then prevailing market prices as determined in accordance with the May 2019 Subscription Agreement, at a consideration of US$68,160,000 payable in cash for each such subsequent issuance.

The foregoing description of the May 2019 Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the May 2019 Subscription Agreement. A copy of the May 2019 Subscription Agreement is filed as Exhibit 9 hereto and is incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended by replacing the first paragraph of Item 4 in its entirety with the following:

As described in Item 3 above and Item 6 below, which descriptions are incorporated herein by reference in answer to this Item 4, this Statement is being filed in connection with the acquisition of Class A Shares by Huang River as a result of the transactions described in this Statement. The Reporting Persons acquired the Class A Shares as a strategic investment and in connection with the transactions contemplated under the Subscription Agreement, the IPO Subscription Agreement and the May 2019 Subscription Agreement.

Item 5. Interest in Securities of the Issuer

Items 5(a)–(b) of the Statement are hereby amended and restated in its entirety as follows:

(a)–(b) As of the date of this Statement, each Reporting Person may be deemed to have beneficial ownership and shared power to vote or direct the vote of 525,192,715 Class A Shares (including 15,410,010 ADSs representing 30,820,020 Class A Shares), representing approximately 18.0% of total outstanding Ordinary Shares and 21.4% of total outstanding Class A Shares. The above calculation is based on 2,916,376,717 total outstanding Ordinary Shares, comprising (i) 2,459,330,234 issued and outstanding Class A Shares (including 2,451,202,932 Class A Shares issued and outstanding as of March 31, 2019, as disclosed in Section 3.03 of the May 2019 Subscription Agreement, and 8,127,302 Class A Shares issued to Huang River

Investment Limited on May 10, 2019), and (ii) 457,046,483 Class B Shares issued and outstanding as of March 31, 2019, as disclosed in Section 3.03 of the May 2019 Subscription Agreement. Holders of Class A Shares are entitled to one vote per share, while holders of Class B Shares are entitled to twenty votes per share, when voting together as one class on all matters subject to shareholder vote. Based on the foregoing, the 525,192,715 Class A Shares beneficially owned by the Reporting Person as of the date of this Statement represent 4.5% of the aggregate voting power of the total issued and outstanding Ordinary Shares.

Pursuant to the May 2019 Subscription Agreement, the Issuer will issue to Huang River certain number of Class A Shares at then prevailing market prices at a consideration of US$68,160,000 payable in cash at each of the second closing and the third closing under the May 2019 Subscription Agreement, which will take place on May 27, 2020 and 2021 respectively unless otherwise agreed.

Except as set forth in this Item 5(a) and (b), to the best of knowledge of the Reporting Persons, no person identified in Appendix A hereto beneficially owns any Shares.

Item 5(c) of the Statement is hereby amended and restated in its entirety as follows:

(c) Other than the transactions contemplated by the May 2019 Subscription Agreement as described elsewhere in this Statement, there have been no transactions in the Ordinary Shares by the Reporting Persons or, to the best of knowledge of the Reporting Persons, any of the persons identified in Appendix A hereto during the past 60 days.

The information set forth in Item 3 above is also incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended by inserting the following paragraphs at the end of Item 6:

May 2019 Subscription Agreement

On May 10, 2019, Huang River and the Issuer entered into the May 2019 Subscription Agreement, pursuant to which the Issuer agreed to issue and Huang River agreed to purchase certain Class A Shares at three separate closings. At the first closing on May 10, 2019, the Issuer issued 8,127,302 Class A Shares to Huang River at a consideration of US$116,840,000 payable in cash. At each of the second closing and the third closing, which will take place on May 27, 2020 and 2021 respectively unless otherwise agreed, the Issuer will issue to Huang River certain number of Class A Shares at then prevailing market prices as determined in accordance with the May 2019 Subscription Agreement at a consideration of US$68,160,000 payable in cash for each such subsequent issuance.

The May 2019 Subscription Agreement contains customary representations, warranties and indemnities from each of Huang River and the Issuer for a transaction of this nature.

Lock-up. Under the May 2019 Subscription Agreement, Huang River has agreed not to, directly or indirectly, sell, transfer or otherwise dispose of any Class A Shares issued under the May 2019 Subscription Agreement for a twelve-month period commencing from the applicable date of issuance of such Class A Shares, subject to an exception for transfers to subsidiaries of Tencent.

The foregoing description of the May 2019 Subscription Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the May 2019 Subscription Agreement. A copy of the May 2019 Subscription Agreement is filed as Exhibit 9 hereto and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

9	Share Subscription Agreement dated May 10, 2019 between Huang River Investment Limited and JD.com, Inc.

Appendix A

EXECUTIVE OFFICERS AND DIRECTORS OF TENCENT HOLDINGS LIMITED

The names of the directors and the names and titles of the executive officers of Tencent Holdings Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Holdings Limited.

Name	Citizenship	Title
Directors:
Ma Huateng	People’s Republic of China	Chairman of the Board and Executive Director
Lau Chi Ping Martin	People’s Republic of China (Hong Kong SAR)	Executive Director
Jacobus Petrus (Koos) Bekker	Republic of South Africa	Non-Executive Director
Charles St Leger Searle	Republic of South Africa	Non-Executive Director
Li Dong Sheng	People’s Republic of China	Independent Non-Executive Director
Iain Ferguson Bruce	People’s Republic of China (Hong Kong SAR)	Independent Non-Executive Director
Ian Charles Stone	People’s Republic of China (Hong Kong SAR)	Independent Non-Executive Director
Yang Siu Shun	People’s Republic of China (Hong Kong SAR)	Independent Non-Executive Director

Executive officers:
Ma Huateng	People’s Republic of China	Chief Executive Officer
Lau Chi Ping Martin	People’s Republic of China (Hong Kong SAR)	President
Xu Chenye	People’s Republic of China	Chief Information Officer
Ren Yuxin	People’s Republic of China	Chief Operating Officer and President of Platform & Content Group and Interactive Entertainment Group
David A M Wallerstein	United States of America	Chief eXploration Officer and Senior Executive Vice President
James Gordon Mitchell	United Kingdom of Great Britain and Northern Ireland	Chief Strategy Officer and Senior Executive Vice President
John Shek Hon Lo	People’s Republic of China (Hong Kong SAR)	Senior Vice President and Chief Financial Officer

Appendix A-1

EXECUTIVE OFFICERS AND DIRECTORS OF HUANG RIVER INVESTMENT LIMITED

The names of the directors and the names and titles of the executive officers of Huang River Investment Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Huang River Investment Limited.

Name	Citizenship	Title
Directors:
Ma Huateng	People’s Republic of China	Director
Charles St Leger Searle	Republic of South Africa	Director

Executive officers:
N/A

Appendix A-2

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 15, 2019

Tencent Holdings Limited

By:	/s/ Lau Chi Ping Martin
Name: Lau Chi Ping Martin
Title: Authorized Signatory

Huang River Investment Limited

By:	/s/ Lau Chi Ping Martin
Name: Lau Chi Ping Martin
Name: Authorized Signatory